State of Delaware
Secretary of State
Division of Corporations
Delivered 11:07 AM 01/14/2021
FILED 11:07 AM 01/14/2021
SR 20210111604 - File Number 3150713

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
ARIEL CLEAN ENERGY, INC.

Pursuant to Section 228 and 242 of the General Corporation Law of the State of Delaware

ARIEL CLEAN ENERGY, INC., a Delaware corporation (the "***Corporation***"), does hereby certify as follows:

FIRST: The name of the Corporation is hereby changed to ***Qiansui International Group Co. Ltd.***

SECOND: Upon filing of this Certificate of Amendment to the Certificate of Incorporation of the Corporation with the Delaware Secretary of State (the "***Effective Time***") pursuant to the General Corporation Law of the State of Delaware (the "***DGCL***"); each twenty (20) shares of the Corporation's common stock, par value $0.000006 per share (the "***Common Stock***"), issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional interests as described below. Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to rounding up of their fractional share to the nearest whole share. No stockholder will receive cash in lieu of fractional shares.

THIRD: The foregoing amendment was duly adopted in accordance with Section 228 and 242 of the DGCL by its Board of Directors and Stockholders.

January 8, 2021

Ariel Clean Energy, Inc.
(to be changed to Qiansui International Group Co. Ltd.)

Yu Yang
President